SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

C&D Technologies, Inc.

(Name of Subject Company (Issuer))

C&D Technologies, Inc.

(Names of Filing Person (Issuer))

5.25% Convertible Senior Notes Due 2025 and

5.50% Convertible Senior Notes Due 2026

(Title of Class of Securities)

124661AA7 and 124661AB5

(CUSIP Number of Class of Securities)

Ian Harvie

Senior Vice President and Chief Financial Officer

C&D Technologies, Inc.

1400 Union Meeting Road

Blue Bell, Pennsylvania 19422

(215) 619-2700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copies to:

Goodwin Procter LLP

53 State Street

Boston, Massachusetts 02109

(617) 570–1000

Attention: Ettore A. Santucci and

James P. C. Barri

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$127,209,771	$9,070.06

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer by C&D Technologies, Inc. (“C&D”) of shares of common stock of C&D for all of (a) the 5.25% Convertible Senior Notes due 2025 (the “2005 Notes”); and (b) the 5.50% Convertible Senior Notes due 2026 (the “2026 Notes” and collectively with the 2005 Notes, the “Notes”). This Transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the sum of the aggregate principal amount as of the date hereof, of the 2005 Notes, $75,000,000, and the 2006 Notes, $52,000,000.
**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,070.06

Form or Registration No.: Form S-4

Filing Party: C&D Technologies, Inc.

Date Filed: October 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an exchange offer (the “Exchange Offer”) by C&D Technologies, Inc., a Delaware corporation (the “Company”), to exchange up to 95% of the common stock of the Company, par value $0.01 per share (the “Common Stock”), for all of its outstanding 5.25% Convertible Senior Notes due 2025 (the “2005 Notes”) and 5.50% Convertible Senior Notes due 2026 (the “2006 Notes” and, together with the 2005 Notes, the “Notes”), including all accrued and unpaid interest thereon through the consummation of the Exchange Offer, with the amount of Common Stock to be issued to the holders of the Notes to be ratably reduced in the event that less than 100% of the outstanding Notes are tendered and accepted in the Exchange Offer, upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”) forming a part of the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on the date hereof, and in the related letter of transmittal (the “Letter of Transmittal”), which are filed as exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO.

The 2005 Notes were issued by the Company pursuant to the Indenture, dated as of November 21, 2005, by and between the Company, as issuer, and The Bank of New York, as trustee (the “Trustee”). The 2006 Notes were issued by the Company pursuant to the Indenture, dated as of November 21, 2006, by and between the Company, as issuer, and the Trustee, as trustee.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(b)(1) and (c)(2) under the Securities Exchange Act of 1934, as amended. As permitted by General Instruction F to Schedule TO, information set forth in the Prospectus and the related Letter of Transmittal and any supplement or other amendment thereto related to the Exchange Offer is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About The Restructuring” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is C&D Technologies, Inc. The address of the Company is 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422. The Company’s telephone number is (215) 619-2700.

(b) Securities.

The subject classes of securities are the Company’s 5.25% Convertible Senior Notes due 2025 and 5.50% Convertible Senior Notes due 2026. As of the date of this Schedule TO, $127,000,000 aggregate principal amount of Notes were outstanding.

(c) Trading Market and Price.

The information set forth in the Prospectus in the section entitled “Description of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is: c/o C&D Technologies, Inc., 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422, and each person’s telephone number is (215) 619-2700. No single person or group of persons controls the Company.

Name	Title
Kevin P. Dowd	Chairman of the Board of Directors
Pamela L. Davies	Director
David S. Gee	Director
Jeffery A. Graves	Director, President, Chief Executive Officer
William Harral III	Director
Robert I. Harries	Director
George MacKenzie	Director
Stanley W. Silverman	Director
Ellen C. Wolf	Director
Neil E. Daniels	Vice President, Financial Planning, Analysis & Demand Planning
Todd J. Greenspan	Vice President and Controller
Ian J. Harvie	Senior Vice President and Chief Financial Officer

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Restructuring,” “Summary,” “The Restructuring—Support Agreement,” “Accounting Treatment of the Exchange Offer,” “The Exchange Offer,” “Description of Common Stock,” and “Material U.S. Federal Income Tax Considerations” as well as the information set forth in the related Letter of Transmittal is incorporated herein by reference.

(b) Purchases.

To the Company’s knowledge, none of its directors, executive officers or affiliates beneficially own any Notes.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company is a party to the following agreements (each of which is filed as an exhibit to this Schedule TO) with respect to the Notes:

(1) Purchase Agreement, dated November 16, 2005, among the Company, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC;

(2) Registration Rights Agreement, dated November 21, 2005, among the Company, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC;

(3) Indenture, dated as of November 21, 2005, between the Company and The Bank of New York, as trustee;

(4) Purchase Agreement, dated November 15, 2006 among the Company and the several named purchasers named in Schedule A thereto;

(5) Registration Rights Agreement, dated November 21, 2006, among the Company and the several purchasers named in Schedule I thereto;

(6) Indenture, dated as of November 21, 2006, between the Company and The Bank of New York, as trustee; and

(7) Restructuring Support Agreement, dated September 14, 2010, by and between the Company, certain funds and/or accounts managed or advised by Angelo, Gordon & Co., L.P. and certain funds and/or accounts managed or advised by Bruce & Co.

The Company is a party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Company’s securities other than the Notes:

(1) Rights Agreement, dated as of February 22, 2000, between the Company and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent, which includes as Exhibit B thereto the form of rights certificate, as amended by Amendment to Rights Agreement, dated November 15, 2004, and Amendment No. 2 to Rights Agreement, dated February 26, 2010;

(2) Restructuring Support Agreement, dated September 14, 2010, by and among the Company, certain funds and/or accounts managed or advised by Angelo, Gordon & Co., L.P. and certain funds and/or accounts managed or advised by Bruce & Co.;

(3) Charter Power Systems, Inc. 1996 Stock Option Plan, as amended by First Amendment to C&D Technologies, Inc. 1996 Stock Option Plan (formerly known as the Charter Power Systems, Inc. 1996 Stock Option Plan) dated April 27, 1999;

(4) C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan;

(5) C&D Technologies, Inc. Approved Share Option Plan;

(6) C&D Technologies, Inc. 2007 Stock Incentive Plan;

(7) Performance Share Award Grant Agreement dated March 12, 2007; and

(8) Restricted Stock Award Grant Agreement dated March 12, 2007.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Restructuring,” “Summary,” “Use of Proceeds” and “The Exchange Offer” is incorporated herein by reference. Notes that are validly tendered and exchanged pursuant to the Exchange Offer will be retired and canceled.

(c) Plans.

The information set forth in the Prospectus in the sections entitled “Summary,” “The Restructuring—Support Agreement” and “Risk Factors” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Restructuring,” “Summary,” “The Exchange Offer” and “Description of Common Stock” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Prospectus in the section entitled “The Exchange Offer—Conditions to the Completion of the Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

To the Company’s knowledge, none of its directors, executive officers or affiliates beneficially own any Notes. The information set forth in the Prospectus in the section entitled “The Exchange Offer—Interests of Officers and Directors in the Notes” and “Information Regarding Beneficial Ownership of Principal Stockholders, Directors and Management” is incorporated herein by reference.

(b) Securities Transactions.

To the Company’s knowledge, none of its trustees, directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Notes during the 60 days prior to the date hereof. The information set forth in the Prospectus in the sections entitled “The Exchange Offer—Interests of Officers and Directors in the Notes,” “The Restructuring—Support Agreement” and “Information Regarding Beneficial Ownership of Principal Stockholders, Directors and Management” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Prospectus in the sections entitled “Summary—Expenses,” “Summary of the Exchange Offer—Exchange Agent,” “Summary of the Exchange Offer—Information Agent,” “The Exchange Offer—Fees and Expenses,” “The Exchange Offer—Advisors,” “The Exchange Offer—Exchange Agent” and “The Exchange Offer—Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Prospectus in the sections entitled “Selected Historical Consolidated Financial Data,” “Supplementary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is incorporated herein by reference.

The Company’s audited financial statements for the year ended January 31, 2010, the unaudited financial statements for the fiscal quarter ended July 31, 2010 and other information included in the Registration Statement are incorporated herein by reference.

At August 31, 2010, the book value per share for the Company’s Common Stock was $0.51. Book value per share is defined as total equity divided by the number of outstanding shares of Common Stock.

(b) Pro Forma.

The information set forth in the Prospectus in the section entitled “Unaudited Proforma Financial Information” and “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Prospectus in the section entitled “The Exchange Offer — Conditions to the Completion of the Exchange Offer” and “The Restructuring—Support Agreement” is hereby incorporated by reference.

(2) Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offer which, if not complied with or obtained, would have a material adverse effect on the Company.

(3) The information set forth in the Prospectus in the section entitled “Questions and Answers About the Restructuring,” “Summary” and “The Restructuring” is hereby incorporated by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information.

The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Prospectus, dated October 20, 2010 (which is incorporated herein by reference to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(B)	Form of Letter of Transmittal (which is incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (which is incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(D)	Form of Notice of Withdrawal (which is incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (which is incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (which is incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(5)(A)	Press Release issued by C&D Technologies, Inc. on October 20, 2010 (which is incorporated herein by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed on October 20, 2010).

(b)	Not applicable.

(d)(1)	Dealer Management Agreement (which is incorporated herein by reference to Exhibit 1.1 of the Form 8-K filed on October 20, 2010).

(d)(2)	Purchase Agreement, dated November 16, 2005, among the Company, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC (which is incorporated herein by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2006).

(d)(3)	Registration Rights Agreement dated November 21, 2005, among the Company, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC (which is incorporated herein by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2006).

(d)(4)	Indenture, dated as of November 21, 2005, between the Company and The Bank of New York, as trustee (which is incorporated herein by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2006).

(d)(5)	Purchase Agreement, dated November 15, 2006 among the Company and the several named purchasers named in schedule A thereto (which is incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 15, 2006).

(d)(6)	Registration Rights Agreement, dated November 21, 2006, among the Company and the several purchasers named in Schedule I thereto (which is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 22, 2006).

(d)(7)	Indenture, dated as of November 21, 2006, between the Company and The Bank of New York, as trustee (which is incorporated herein by reference to Exhibit 4.8 of the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2006).

(d)(8)	Restructuring Support Agreement, dated September 14, 2010, by and among the Company, certain funds and/or accounts managed or advised by Angelo, Gordon & Co., L.P. and certain funds and/or accounts managed or advised by Bruce & Co. (which is incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2010).

(d)(9)	Rights Agreement, dated as of February 22, 2000, between the Company and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent, which includes as Exhibit B thereto the form of rights certificate (which is incorporated herein by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2004), as amended by Amendment to Rights Agreement, dated November 15, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2004), and Amendment No. 2 to Rights Agreement, dated February 26, 2010 (which is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2010).

(d)(10)	Charter Power Systems, Inc. 1996 Stock Option Plan filed as an exhibit to the Company’s Quarterly Report filed with the SEC on July 31, 1996; as amended by First Amendment to C&D Technologies, Inc. 1996 Stock Option Plan (formerly known as the Charter Power Systems, Inc. 1996 Stock Option Plan) dated April 27, 1999 (which is incorporated herein by reference to Exhibit 10.3 of the Company’s Quarterly Report filed with the SEC on July 31, 1999).

(d)(11)	C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan (which is incorporated herein by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2001).

(d)(12)	C&D Technologies, Inc. Approved Share Option Plan (which is incorporated herein by reference to Exhibit 4 of the Company’s Registration Statement on Form S-8 filed with the SEC on September 11, 2001).

(d)(13)	C&D Technologies, Inc. 2007 Stock Incentive Plan (which is incorporated herein by reference to the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 31, 2006).

(d)(14)	Performance Share Award Grant Agreement, dated March 12, 2007 (which is incorporated herein by reference to Exhibit 10.56 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2007).

(d)(15)	Restricted Stock Award Grant Agreement dated March 12, 2007 (which is incorporated herein by reference to the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2007).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2010

C&D TECHNOLOGIES, INC.

By:	/s/ Ian J. Harvie
Name:	Ian J. Harvie
Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Prospectus, dated October 20, 2010 (incorporated by reference to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(D)	Form of Notice of Withdrawal. (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed on October 20, 2010)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed on October 20, 2010).

(a)(5)(A)	Press Release issued by C&D Technologies, Inc. on October 20, 2010 (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed on October 20, 2010).

(b)	Not applicable.

(d)(1)	Form of Dealer Management Agreement (incorporated by reference to Exhibit 1.1 of the Form 8-K filed on October 20, 2010).

(d)(2)	Purchase Agreement, dated November 16, 2005, among the Company, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC (which is incorporated herein by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2006).

(d)(3)	Registration Rights Agreement, dated November 21, 2005, among the Company, Credit Suisse First Boston LLC and Wachovia Capital Markets, LLC (which is incorporated herein by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2006).

(d)(4)	Indenture, dated as of November 21, 2005, between the Company and The Bank of New York, as trustee (which is incorporated herein by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2006).

(d)(5)	Purchase Agreement, dated November 15, 2006, among the Company and the several named purchasers named in Schedule A thereto (which is incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 15, 2006).

(d)(6)	Registration Rights Agreement, dated November 21, 2006, among the Company and the several purchasers named in Schedule I thereto (which is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 22, 2006).

(d)(7)	Indenture, dated as of November 21, 2006, between the Company and The Bank of New York, as trustee (which is incorporated herein by reference to Exhibit 4.8 of the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2006).

(d)(8)	Restructuring Support Agreement, dated September 14, 2010, by and among the Company, certain funds and/or accounts managed or advised by Angelo, Gordon & Co., L.P. and certain funds and/or accounts managed or advised by Bruce & Co. (which is incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 14, 2010).

(d)(9)	Rights Agreement, dated as of February 22, 2000, between the Company and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent, which includes as Exhibit B thereto the form of rights certificate (which is incorporated herein by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2004), as amended by Amendment to Rights Agreement, dated November 15, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2004), and Amendment No. 2 to Rights Agreement, dated February 26, 2010 (which is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2010).

(d)(10)	Charter Power Systems, Inc. 1996 Stock Option Plan filed as an exhibit to the Company’s Quarterly Report filed with the SEC on July 31, 1996; as amended by First Amendment to C&D Technologies, Inc. 1996 Stock Option Plan (formerly known as the Charter Power Systems, Inc. 1996 Stock Option Plan) dated April 27, 1999 (which is incorporated herein by reference to Exhibit 10.3 of the Company’s Quarterly Report filed with the SEC on July 31, 1999).

(d)(11)	C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan (which is incorporated herein by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2001).

(d)(12)	C&D Technologies, Inc. Approved Share Option Plan (which is incorporated herein by reference to Exhibit 4 of the Company’s Registration Statement on Form S-8 filed with the SEC on September 11, 2001).

(d)(13)	C&D Technologies, Inc. 2007 Stock Incentive Plan (which is incorporated herein by reference to the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 31, 2006).

(d)(14)	Performance Share Award Grant Agreement dated March 12, 2007 (which is incorporated herein by reference to Exhibit 10.56 of the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2007).

(d)(15)	Restricted Stock Award Grant Agreement dated March 12, 2007 (which is incorporated herein by reference to the Company’s Annual Report on Form 10-K filed with the SEC on January 31, 2007).

(g)	Not applicable.

(h)	Not applicable.